Matthew King, age 32, is the VP – Chief Installation Officer and held the title of Fabrication Director in the Prior Company. Matt is a co-founder of Meow Wolf and has been the lead fabricator of all exhibitions since 2010. He is skilled in constructing large scale and structural elements of Meow Wolf exhibitions. Matt oversees a team of fabricators responsible for bringing the vision of Meow Wolf exhibitions to fruition, working directly with artists to ensure the integrity of all elements of the exhibition.